The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

04045783

October 26, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Establishment of a Joint-Venture Asset Management Company for J-REIT " Top REIT Asset Management Co., Ltd. "

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 10/28

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

<News Release>

October 26, 2004

The Sumitomo Trust & Banking Co., Ltd.

Establishment of a Joint-Venture Asset Management Company for J-REIT,
" Top REIT Asset Management Co., Ltd."

On October 22, 2004, Nippon Steel City Produce, Inc. (NSCP), Oji Real Estate Co. Ltd (ORE) and the Sumitomo Trust & Banking Co., Ltd. (STB) established a joint-venture asset management company in order to jointly set up a real estate investment trust, "J-REIT". The company, "Top REIT Asset Management Co., Ltd.", is capitalized at ¥300million and owned 38% by STB, 31% by NSCP and 31% by ORE. The company expects to file an application for a license as an investment trust management company in accordance with the Investment Trust Law within this fiscal year. Upon being granted approval, an investment company will be incorporated and its shares will be listed on the Tokyo Stock Exchange as a new "J-REIT".

Both NSCP and ORE are real estate companies belonging to large corporate complexes, namely the Nippon Steel Group and Oji Paper Group respectively. They have acquired much expertise over many years in real estate through the development and management of the large surfaces of idle land owned by both groups. Combining both companies' expertise with STB's asset management ability and strong franchise in the real estate market, we strongly believe that we can offer a fund with a high quality real estate portfolio to investors, and contribute to the continuous progress of the "J-REIT" market.

The outline of the planned J-REIT is as follows.

We are planning to start this J-REIT with an asset size of ¥50billion when listed, and to expand its asset size to ¥300billion in mid-term through the acquisition of properties owned by NSCP and ORE group companies, or those developed by both groups, and properties offered by STB, taking advantage of the latter's know-how and network. This J-REIT will be designed as a balanced fund which mainly invests in office buildings, residential properties and commercial properties. Geographically, we will mainly focus on properties located in Tokyo, Osaka and Nagoya, however, for further diversification, we will acquire properties in other areas with careful due diligence.

We strongly believe that this J-REIT will reach the top notch position by achieving stable growth through the supply of properties by NSCP and ORE groups along with STB's financial expertise.

For enquiries, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

October 26, 2004

The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Financial Results of the 1st Half FY2004

The Sumitomo Trust & Banking Co., Ltd. hereby announces that its forecast for Operating Income of the financial results (consolidated and non-consolidated) of the 1st half fiscal year 2004 ending September 30, 2004 (hereinafter "1HFY2004"), mainly due to increase of gains on sale of stocks, is amended as follows. Net operating income and Net income are the same with figures announced on October 7.

1. Amendment of Forecast for Financial Results of 1HFY2004 (For the period from Apr. 1, 2004 to Sep. 30, 2004)

	Billions of Yen	
	Consolidated	Non-consolidated
	Operating Income	Operating Income
Previous forecast (as of May 2004) (A)	210.0	200.0
Amended forecast (B)	**240.0**	**230.0**
Change (B) - (A)	+30.0	+30.0
Change (%)	+14%	+15%

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654